File No. 813-370

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 TO APPLICATION FOR AN AMENDED ORDER

UNDER SECTIONS 6(b) AND 6(e)

OF THE INVESTMENT COMPANY ACT OF 1940 of

JPMORGAN CHASE & CO.

CHASE CO-INVEST JUNE 2000 PARTNERS, LP

CHASE CO-INVEST MARCH 2000 PARTNERS, LP

J.P.MORGAN CHASE CO-INVEST PARTNERS 2001 A-2, LP

J.P.MORGAN CHASE CO-INVEST PARTNERS 2001 B-2, L.P.

J.P.MORGAN CHASE CO-INVEST PARTNERS 2002, LP

J.P.MORGAN CHASE CO-INVEST PARTNERS 2003, LP

J.P.MORGAN CHASE CO-INVEST PARTNERS 2004, LP

SIXTY WALL STREET FUND, L.P.

522 FIFTH AVENUE FUND, L.P.

OEP II CO-INVESTORS, L.P.

OEP III CO-INVESTORS, L.P.

THE BSC EMPLOYEE FUND, L.P.

THE BSC EMPLOYEE FUND II, L.P.

THE BSC EMPLOYEE FUND III, L.P.

THE BSC EMPLOYEE FUND IV, L.P.

THE BSC EMPLOYEE FUND V, L.P.

THE BSC EMPLOYEE FUND VI, L.P.

THE BSC EMPLOYEE FUND VII, L.P.

THE BSC EMPLOYEE FUND VIII (CAYMAN), L.P.

BEAR STEARNS HEALTH INNOVENTURES EMPLOYEE FUND, L.P.

HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P.

(Exact name of applicants as specified in charter)

270 Park Avenue

New York, NY 10017

(Address of principal executive offices)

Copies of all Communications and Orders to:

Neila B. Radin, Esq.	Michael Wolitzer, Esq.
JPMorgan Chase & Co.	Sarah E. Cogan, Esq.
270 Park Avenue	Simpson Thacher & Bartlett LLP
New York, NY 10017	425 Lexington Avenue New York, NY 10017

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940.

This Application (including Exhibits) consists of 55 pages.

i

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6 TO APPLICATION

FOR AN AMENDED ORDER

of

JPMORGAN CHASE & CO.

CHASE CO-INVEST JUNE 2000 PARTNERS, LP

CHASE CO-INVEST MARCH 2000 PARTNERS, LP

J.P.MORGAN CHASE CO-INVEST PARTNERS 2001 A-2, LP

J.P.MORGAN CHASE CO-INVEST PARTNERS 2001 B-2, L.P.

J.P.MORGAN CHASE CO-INVEST PARTNERS 2002, LP

J.P.MORGAN CHASE CO-INVEST PARTNERS 2003, LP

J.P.MORGAN CHASE CO-INVEST PARTNERS 2004, LP

SIXTY WALL STREET FUND, L.P.

522 FIFTH AVENUE FUND, L.P.

OEP II CO-INVESTORS, L.P.

OEP III CO-INVESTORS, L.P.

THE BSC EMPLOYEE FUND, L.P.

THE BSC EMPLOYEE FUND II, L.P.

THE BSC EMPLOYEE FUND III, L.P.

THE BSC EMPLOYEE FUND IV, L.P.

THE BSC EMPLOYEE FUND V, L.P.

THE BSC EMPLOYEE FUND VI, L.P.

THE BSC EMPLOYEE FUND VII, L.P.

THE BSC EMPLOYEE FUND VIII (CAYMAN), L.P.

BEAR STEARNS HEALTH INNOVENTURES EMPLOYEE FUND, L.P.

HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P.

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940.

1

The Securities and Exchange Commission (the “Commission”) has previously granted JPMorgan Chase & Co., a Delaware corporation1 (the “Company”), and/or certain of its Affiliates (as defined below) orders exempting the Company, those Affiliates and certain partnerships, limited liability companies or other investment vehicles that they sponsor from all provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), except Section 9, certain provisions of Sections 17 and 30, Sections 36 through 53, and the rules and regulations under those sections (the “Existing Orders”).2 In addition, on March 16, 2008, the Company and The Bear Stearns Companies Inc. (now The Bear Stearns Companies LLC) (“Bear Stearns”) entered into an Agreement and Plan of Merger, as amended (the “Merger Agreement”). The Merger Agreement provided that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly-owned subsidiary of the Company would merge with and into Bear Stearns with Bear Stearns continuing as the surviving corporation and as a wholly-owned subsidiary of the Company (the “Bear Stearns Transaction”). The Bear Stearns Transaction closed on May 30, 2008. Affiliates of Bear Stearns currently manage and act as general partner for limited partnerships (the “Bear Stearns Partnerships”)3 similar to the Existing Partnerships (as defined below) that were formed and are operated pursuant to an exemptive order from the Commission.4 As a result of the Bear Stearns Transaction, the general partners of the Bear Stearns Partnerships are Affiliates (as defined below) of the Company. Therefore, each Bear Stearns Partnership and its applicable general partner or investment adviser have become parties to this Application (as defined below). For purposes of this Application, (i) a Bear Stearns Partnership will be considered a Partnership (as defined below), (ii) any Bear Stearns Affiliate(s) acting as general partner(s) to a Bear Stearns Partnership will be considered a General Partner (as defined below), (iii) Eligible Employees (as defined below) of Bear Stearns and its Affiliates and their Qualified Participants (as defined below) will be considered Eligible Employees and Qualified Participants, respectively, and (iv) all references to JPMorgan Chase will be deemed to include Bear Stearns and its Affiliates.

[1]	The Chase Manhattan Corporation was renamed JPMorgan Chase & Co. after the merger of J.P.Morgan & Co. Incorporated and The Chase Manhattan Corporation.
[2]

Chase Global Co-Invest Partners 1997, L.P. and The Chase Manhattan Corporation, Investment Company Act Release Nos. 23202 (May 21, 1998) (notice) and 23261 (June 17, 1998) (order), File No. 813-174, Hambrecht & Quist Employee Venture Fund, L.P., et al., Investment Company Act Release Nos. 23396 (August 21, 1998) (notice) and 23438 (September 16, 1998) (order), File No. 813-176, Sixty Wall Street Fund, L.P., et al., Investment Company Act Release Nos. 23543 (November 20, 1998) (notice) and 23601 (December 16, 1998) (order), File No. 813-188.

[3]

The Bear Stearns Partnerships are: The BSC Employee Fund, L.P., a Delaware limited partnership, The BSC Employee Fund II, L.P., a Delaware limited partnership, The BSC Employee Fund III, L.P., a Delaware limited partnership, The BSC Employee Fund IV, L.P., a Delaware limited partnership, The BSC Employee Fund V, L.P., a Delaware limited partnership, The BSC Employee Fund VI, L.P., a Delaware limited partnership, The BSC Employee Fund VII, L.P., a Delaware limited partnership, The BSC Employee Fund VIII (Cayman), L.P., a Cayman Islands exempted limited partnership and Bear Stearns Health Innoventures Employee Fund, L.P., a Delaware limited partnership. The general partner of each of The BSC Employee Fund, L.P. and The BSC Employee Fund II, L.P. is BSCGP Inc. The general partner of each of The BSC Employee Fund III, L.P., The BSC Employee Fund V, L.P., The BSC Employee Fund VII, L.P., and The BSC Employee Fund VIII (Cayman), L.P. is Bear Stearns Asset Management Inc. The general partners of each of The BSC Employee Fund IV, L.P. and The BSC Employee Fund VI, L.P. are Bear Stearns Asset Management Inc., and Constellation Ventures Management II LLC. The general partner of Bear Stearns Health Innoventures Employee Fund, L.P. is Bear Stearns Health Innoventures Management, L.L.C.

[4]	The BSC Employee Fund, LP. and BSCGP Inc., Investment Company Act Release Nos. 22656 (May 7, 1997) (notice) and 22695 (June 3, 1997) (order), File No. 813-150 (the “BSC Order”).

2

All such partnerships, limited liability companies or other investment vehicles sponsored by the Company and/or its Affiliates that were formed in reliance on the Existing Orders prior to the date of the granting of the amended order requested hereby are referred to as “Existing Partnerships.” The amended order requested hereby, if granted, shall be referred to herein as the “Amended Order.”

The “Applicants” include Chase Co-Invest June 2000 Partners, L.P., Chase Co-Invest March 2000 Partners, L.P., J.P.Morgan Chase Co-Invest Partners 2001 A-2, L.P., J.P.Morgan Chase Co-Invest Partners 2001 B-2, L.P., J.P.Morgan Chase Co-Invest Partners 2002, L.P., J.P.Morgan Chase Co-Invest Partners 2003, L.P., J.P.Morgan Chase Co-Invest Partners 2004, L.P., Sixty Wall Street Fund, L.P., 522 Fifth Avenue Fund, L.P., OEP II Co-Investors, L.P., OEP III Co-Investors, L.P., and Hambrecht & Quist Employee Venture Fund, L.P. (together, the “Existing Partnerships”), the Bear Stearns Partnerships and the Company.5 All of the Existing Partnerships and the Bear Stearns Partnerships are closed to new investors.6 The Existing Partnerships have been and are operating in accordance with the terms and conditions of the Existing Orders.

[5]

The general partner of each of Chase Co-Invest June 2000 Partners, LP, Chase Co-Invest March 2000 Partners, LP, J.P.Morgan Chase Co-Invest Partners 2001 A-2, LP, J.P.Morgan Chase Co-Invest Partners 2001 B-2, L.P., J.P.Morgan Chase Co-Invest Partners 2002, LP, J.P.Morgan Chase Co-Invest Partners 2003, LP and J.P.Morgan Chase Co-Invest Partners 2004, LP is JPMP Capital Corp. The general partner of Sixty Wall Street Fund, L.P. is Sixty Wall Street Management Company, L.P. The general partner of 522 Fifth Avenue Fund, L.P. is 522 Fifth Avenue Corp. The general partner of OEP II Co-Investors, L.P. is OEP Co-Investors Management II, Ltd. The general partner of OEP III Co-Investors, L.P. is OEP Co-Investors Management III, Ltd. The general partner of each of The BSC Employee Fund, L.P. and The BSC Employee Fund II, L.P. is BSCGP Inc. The general partner of each of The BSC Employee Fund III, L.P., The BSC Employee Fund V, L.P., The BSC Employee Fund VII, L.P., and The BSC Employee Fund VIII (Cayman), L.P. is Bear Stearns Asset Management Inc. The general partners of each of The BSC Employee Fund IV, L.P. and The BSC Employee Fund VI, L.P. are Bear Stearns Asset Management Inc. and Constellation Ventures Management II L.L.C. The general partner of Bear Stearns Health Innoventures Employee Fund, L.P. is Bear Stearns Health Innoventures Management, L.L.C. The general partner of Hambrecht & Quist Employee Venture Fund, L.P. is J.P.Morgan Partners, LLC.

[6]	The organization date and termination date for each Existing Partnership and Bear Stearns Partnership is set forth below:

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Existing Partnership	Date of Organization	Date of Termination*
Chase Co-Invest June 2000 Partners, LP	April 24, 2000	December 31, 2028.

Chase Co-Invest March 2000 Partners, LP	January 19, 2000	December 31, 2028.

J.P.Morgan Chase Co-Invest Partners 2001 A-2, LP	March 1, 2002	December 21, 2031.

J.P.Morgan Chase Co-Invest Partners 2001 B-2, L.P.	March 1, 2002	December 31, 2031.

J.P.Morgan Chase Co-Invest Partners 2002, LP	April 17, 2001	December 31, 2032.

J.P.Morgan Chase Co-Invest Partners 2003, LP	March 4, 2003	December 31, 2033.

J.P.Morgan Chase Co-Invest Partners 2004, LP	March 17, 2004	December 31, 2034.

Sixty Wall Street Fund, L.P.	December 9, 1996	January 25, 2045.

522 Fifth Avenue Fund, L.P.	January 13, 2000	December 31, 2030.

OEP II Co-Investors, L.P.	December 2, 2005	November 22, 2015.

OEP III Co-Investors, L.P.	October 27, 2007	No later than April 3, 2020.

The BSC Employee Fund, L.P.	April 16, 1996	Term of this fund-of-funds corresponds to the terms of the underlying vehicles, which may vary.

The BSC Employee Fund II, L.P.	June 2, 2000	Term of this fund-of-funds corresponds to the terms of the underlying vehicles, which may vary.

The BSC Employee Fund III, L.P.	August 18, 2000	No later than April 30, 2015.

The BSC Employee Fund IV, L.P.	August 18, 2000	No later than April 30, 2015.

The BSC Employee Fund V, L.P.	February 23, 2004	No later than April 30, 2015.

The BSC Employee Fund VI, L.P.	February 23, 2004	No later than April 30, 2015.

The BSC Employee Fund VII, L.P.	April 12, 2005	No later than April 30, 2015.

The BSC Employee Fund VIII (Cayman), LP	January 23, 2006	No later than February 14, 2018.

Bear Stearns Health Innoventures Employee Fund, LP	April 2, 2001	No later than April 16, 2013.

Hambrecht & Quist Employee Venture Fund, L.P.	October 21, 1997	No later than October 21, 2012.

*	Unless earlier terminated pursuant to the terms of the governing agreement of the applicable Existing Partnership.

4

Applicants intend to offer additional investment vehicles identical in all material respects to the Existing Partnerships (other than specific investment terms, investment objectives and strategies and form of organization). Applicants are requesting an order that would amend the Existing Orders and the BSC Order with respect to such future partnerships, limited liability companies or other investment vehicles sponsored by JPMorgan Chase (the “Partnerships”). The Existing Partnerships will continue to comply with the terms and conditions of the Existing Orders. Any Partnership formed after the date of the initial filing of this application with the Commission and Bear Stearns Partnership formed in reliance on the BSC Order will comply with the terms and conditions of the Amended Order.

The Applicants hereby amend and restate the Company’s application pursuant to Sections 6(b) and 6(e) of the 1940 Act for an amendment to the Existing Orders and the BSC Order exempting Applicants and any Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Section 9, certain provisions of Sections 17 and 30, Sections 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this application (the “Application”).

No form having been prescribed by the rules and regulations of the Commission, the Applicants proceed under Rule 0-2 of such rules and regulations.

The Partnerships will be established primarily for the benefit of highly compensated employees of the Company or of any “Affiliate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of the Company (such Affiliates together with the Company being hereinafter referred to as “JPMorgan Chase”) as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment of high caliber professionals. JPMorgan Chase will control the Partnerships within the meaning of Section 2(a)(9) of the 1940 Act. Each Partnership will comply with the terms and conditions of the Application.

All partners or members of, or other investors in (the “Partners”), the Partnerships other than the General Partner (the “Participants”) will be informed that (i) interests in the Partnerships will be sold in a transaction exempt under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D promulgated thereunder (“Regulation D”), and thus are offered without registration under the 1933 Act and the protections afforded by that law, and (ii) the Partnerships will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.

Applicants believe that, in view of the facts described below and the conditions contained in this Application, concerns of abuse of investors and overreaching, which the 1940 Act was designed to prevent, will not be present.

Any Partnership offered in reliance on Rule 6b-1 under the Act prior to a final determination of the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

PART I.	STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

Organization of the Partnerships

JPMorgan Chase & Co., a financial holding company incorporated under Delaware law in 1968, is a leading global financial services firm and one of the largest banking institutions in the United States of America. The Company is a leader in investment banking, financial services for consumers and businesses, financial transaction processing and asset management. Under the JPMorgan and Chase brands, the Company serves millions of customers in the U.S. and many of the world’s most prominent corporate, institutional and government clients.

Each of the Partnerships will be a limited partnership, limited liability company, corporation, business trust or other entity organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. (A Partnership may be organized under the laws of a non-U.S. jurisdiction to facilitate the tax, legal and regulatory objectives of JPMorgan Chase’s employees.) The General Partner of each Partnership will be an Affiliate of the Company. The term “General Partner” shall hereinafter refer to any Affiliate that is or will be an Affiliate of the Company which acts as the general partner or manager of a Partnership.

Purposes

JPMorgan Chase intends to form Partnerships to enable Eligible Employees of JPMorgan Chase and their Qualified Participants (in each case, as defined below) to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of JPMorgan Chase without the necessity of having each investor identify such opportunities and analyze their investment merit. In addition, the pooling of resources should allow the Participants diversification of investments and participation in investments which usually would not be available to them as individual investors and the minimum investment level of which might otherwise be beyond their individual means. The Partnerships will each be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

5

Eligible Employees

Limited partner interests or similar ownership interests in the Partnerships (“Interests”) will be offered without registration in transactions under a claim of exemption pursuant to Section 4(2) of the 1933 Act or Regulation D thereunder and will be sold only (i) to Eligible Employees, (ii) at the request of Eligible Employees and the discretion of the General Partner, to Qualified Participants of such Eligible Employees or (iii) to JPMorgan Chase entities. As a result, prior to offering Interests to an Eligible Employee, the General Partner must reasonably believe that each Eligible Employee that is required to make an investment decision with respect to whether or not to participate, or to request that a related Qualified Participant be permitted to participate, in a Partnership, will be a sophisticated investor capable of understanding and evaluating the risks of participating in such Partnership without the benefit of regulatory safeguards. The General Partner may impose more restrictive suitability standards in its sole discretion. Whenever the Company, the General Partner, or any other person acting for or on behalf of the Partnerships is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnerships and its security holders.

Participation in a Partnership will be voluntary on the part of the Eligible Employee. Eligible Employees may be offered the opportunity to participate in Partnerships through deferred or bonus compensation programs pursuant to which they will be granted awards of Interests in a Partnership.

A JPMorgan Chase entity may purchase Interests in a Partnership which it may award to Eligible Employees as bonus or similar compensation. Interests so acquired by JPMorgan Chase will be acquired for cash from the Partnership at the same time and at the same price as Interests purchased by the Participants and will be voted in proportion to the votes of the other Participants. The JPMorgan Chase entity may award these Interests at any time during the life of the Partnership to Eligible Employees as bonus or similar compensation. Such awards may be subject to vesting arrangements to be determined at the time. The bonus award of these Interests by the JPMorgan Chase entity will have no dilutive effect upon the interests of already existing Participants because the Interests will have already been issued and sold at the closing of the Partnership.

In order to qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee or current Consultant (as defined below) of JPMorgan Chase and (ii) except for certain individuals who manage the day-to day affairs of the Partnership in question (“Managing Employees”)7 and a limited number of other employees of JPMorgan Chase8 (collectively, “Non-Accredited Investors”), meet the standards of an “accredited investor” under Rule 501(a)(5) or (a)(6) of Regulation D, or (b) an entity must (i) be a current Consultant of JPMorgan Chase and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. A Partnership may not have more than 35 Non-Accredited Investors.

In the discretion of the General Partner and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee. In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Qualified Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee and (ii) if purchasing an Interest from a Partnership, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships. A “Qualified Investment Vehicle” is (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (ii) a partnership, corporation or other entity controlled by an Eligible Employee, or (iii) a trust or other entity established solely for the benefit of an Eligible Employee or Eligible Family Members of an Eligible Employee.

[7]

A Managing Employee may invest in a Partnership if he or she meets the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act with the Partnership treated as though it were a “Covered Company” for purposes of the Rule.

[8]

Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the Partnership if, at the time of the employee’s investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

6

The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees who are individuals in the definition of Qualified Investment Vehicle is intended to enable these individuals to make investments in the Partnerships through personal investment vehicles over which they exercise investment discretion or other investment vehicles the management or affairs of which they otherwise control. Individuals often form these types of investment vehicles for the purpose of implementing their personal and family investment and estate planning objectives.

Depending upon the purpose the investment vehicle was intended to serve, the individual and/or the individual’s family members also may have a significant economic interest in the investment vehicle, but in any event the individual will exercise control over the entity through ownership of voting securities or otherwise. Accordingly, there is a close nexus between JPMorgan Chase and the investment vehicle through the individual who controls the vehicle.

Because of the requirements described above, Interests in each Partnership will be held by persons and entities with a close nexus to JPMorgan Chase through employment (or other ongoing relationship in the case of Consultants (as described below)) and/or family ties. However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below under “Terms of the Partnerships.”9 The General Partner will have the absolute right to purchase any Interest for its fair value if the General Partner determines in good faith that any Participant’s continued ownership of such Interest in a Partnership jeopardizes such Partnership’s status as an “employees’ securities company” under the 1940 Act.

In addition, in order to further ensure that the close nexus between the Participant’s of a Partnership and JPMorgan Chase is maintained, the terms of each Partnership Agreement for a Partnership will provide that any Eligible Family Member participating in such Partnership (either through direct beneficial ownership of an Interest or as an indirect beneficial owner through a Qualified Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee. If a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of an Interest, the Partnership will be required to repurchase the Interest from such person at fair value or otherwise cause such Interest to be transferred by such person for fair value.

It is anticipated that, at the sole discretion of the General Partner, current consultants or business or legal advisors of JPMorgan Chase may be offered the opportunity to participate in the Partnerships. JPMorgan Chase believes that persons or entities whom JPMorgan Chase has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to JPMorgan Chase (“Consultants”) share a community of interest with JPMorgan Chase and JPMorgan Chase’s employees. In order to participate in the Partnerships, Consultants will be required to be sophisticated investors who qualify as “accredited investors” under Rule 501(a)(5) or (a)(6) of Regulation D (if a Consultant is an individual) or, if not an individual, meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. Qualified Participants of Consultants may invest in a Partnership. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as “accredited investors” under Rule 501(a)(5) or (a)(6) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of JPMorgan Chase and who have an interest in maintaining an ongoing relationship with JPMorgan Chase. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and its Affiliates and/or the officers of JPMorgan Chase responsible for making investments for the Partnerships similar to the access afforded other Eligible Employees who are employees, officers or directors of JPMorgan Chase. Accordingly, there is a close nexus between JPMorgan Chase and such entities.

[9]	As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former Eligible Employees and their Qualified Participants.

7

Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Partnership as a Partner unless such person is (i) an Eligible Employee, (ii) a Qualified Participant of an Eligible Employee or (iii) a JPMorgan Chase entity. Consequently, the limitations on the transferability of Interests in the Partnership ensure that the community of interest among the Participants will continue through the life of the Partnership. Once a Consultant’s engagement with JP Morgan Chase is terminated, as of the date of such termination, such Consultant and its Qualified Participants, if any, will not be permitted to contribute any additional capital to the Partnership and the existing Interests of such Consultant and its Qualified Participants, if any, will (i) to the extent the governing documents of a Partnership provides for periodic redemptions in the ordinary course, be redeemed as of the next regularly scheduled redemption date and (ii) to the extent the governing documents of the Partnership does not provide for such periodic redemptions (e.g. as a result of the vehicle primarily investing in illiquid investments), be retained.

Of the approximately 170,000 employees of JPMorgan Chase, only those employees who qualify as Eligible Employees would be able to participate in the Partnerships. Eligible Employees will be experienced professionals in investment and financial planning, including securities and insurance brokerage, investment banking, asset management, banking and cash management and trust services, or in administrative, financial, accounting, legal or operational activities related thereto. Many will have both undergraduate and graduate degrees.

Terms of the Partnerships

JPMorgan Chase has offered and proposes to continue to offer various investment programs for the benefit of its Eligible Employees.10 These programs may be structured as different Partnerships, or as separate plans within the same Partnership or as a master limited partnership in which one or more Partnerships and/or JPMorgan Chase invest as limited partners and a JPMorgan Chase entity serves as the General Partner. Interests in these Partnerships will be sold without a sales load and these programs will be identical in all material respects other than specific investment terms, investment objectives and strategies and form of organization. A Partnership may have a set term or may have an indefinite life.

[10]	A proposed investment program may be offered only to certain Eligible Employees.

8

While the terms of a Partnership will be determined by JPMorgan Chase in its discretion, these terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, to such Qualified Participant, at the time the Eligible Employee is invited to participate in the Partnership. Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, such Qualified Participant, will be furnished with offering materials, including a copy of the partnership agreement or other organizational document (the “Partnership Agreement”) for the relevant Partnership or a description of the terms of the relevant Partnership, which will set forth at a minimum the following terms of the proposed investment program, if applicable:

(i) whether JPMorgan Chase will make a co-investment in the same portfolio securities as the Partnership, and the terms generally applicable to the Partnership’s investment as compared to those of JPMorgan Chase’s investment;

(ii) the maximum amount of capital contributions that a Participant will be required to make to the Partnership during the term of the relevant investment program, or the manner in which such amount will be determined, and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Partnership;

(iii) whether the General Partner or a JPMorgan Chase entity will offer to make any loans to a Participant to purchase the Interest in the Partnership and, if so, the terms of such loans;11

(iv) whether the General Partner, JPMorgan Chase, or any employees of the General Partner or JPMorgan Chase will be entitled to receive any compensation from, or a performance-based fee (such as a “carried interest”)12 based on the gains and losses of, the investment program or of the Partnership’s investment portfolio and, if so, the terms of such compensation or performance-based fee;

(v) whether the General Partner or a JPMorgan Chase entity will acquire a senior or preferred limited partner interest or other senior equity interest in the Partnership or will make any capital contributions or loans to the Partnership and, if so, the terms applicable to the General Partner’s or the JPMorgan Chase entity’s investment in the Partnership or its extension of credit to the Partnership, provided that the applicable rate will be no less favorable than the rate obtainable in an arm’s-length transaction; any indebtedness of the Partnership, other than indebtedness incurred specifically on behalf of a Participant where the Participant has agreed to guarantee the loan or to act as co-obligor on the loan, will be the debt of the Partnership and without recourse to the Participants;13

[11]

A Participant will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of a Partnership (other than short term paper).

[12]

A “carried interest” is an allocation to the General Partner, a Participant or the JPMorgan Chase entity acting as the investment adviser to a Partnership based on net gains in addition to the amount allocable to any such entity in proportion to its capital contributions. A General Partner, Participant or JPMorgan Chase entity that is registered as an investment adviser under the Advisers Act may charge a carried interest only if permitted by Rule 205-3 under the Advisers Act. Any carried interest paid to a General Partner, Participant or JPMorgan Chase entity that is not registered under the Advisers Act also may be paid only if permitted by Rule 205-3 under the Advisers Act as if such entity were registered under the Advisers Act.

[13]

A Partnership will not lend funds to any JPMorgan Chase entity. No Partnership will borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of the Partnership (other than short term paper).

9

(vi) the consequences to a Participant who defaults on such Participant’s obligation to fund required capital contributions to the Partnership (including whether such defaulting person’s Interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the General Partner will not elect to exercise any alternative involving the forfeiture by the defaulting person of a portion of such person’s capital account if the General Partner determines that the defaulting person at the time of default is suffering from, or will suffer, severe hardship as a result of such forfeiture; and

(vii) whether any vesting and forfeiture provisions will apply to a Participant’s Interest in the Partnership and, if so, the terms of such vesting and forfeiture provisions.14

The organizational documents for and any other contractual arrangement regarding a Partnership will not contain any provision which protects or purports to protect the Company, the General Partner, or their delegates against any liability to the Partnerships or their security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

[14]

The offering documents will disclose such items as risk, leverage, and the manner of allocating profits and losses and distributions. Events that would trigger the dissolution of a Partnership and what would happen to a Partnership’s assets under dissolution will also be disclosed.

10

In an investment program that provides for vesting provisions, some or all of an Eligible Employee’s Interest at the commencement of the program will be treated as being “unvested,” and “vesting” will occur upon certain circumstances, including (i) through the passage of a specified period of time (for example, an Interest might vest over a three year period, 1/3 for each year), (ii) upon the occurrence of a specified event (for example, a change of control), or (iii) the making of periodic capital contributions to the Partnership (for example, a Participant with a $10,000 commitment may be considered to be 50% vested as a result of having made $5,000 in capital contributions to the Partnership). To the extent an Eligible Employee’s Interest is or becomes “vested,” the termination of such Eligible Employee’s relationship with JPMorgan Chase will not affect the Eligible Employee’s rights with respect to the vested portion of the Interest, unless certain specified events described in the following paragraph occur. The portion of an Eligible Employee’s Interest that is “unvested” at the time of termination of such Eligible Employee’s relationship with JPMorgan Chase may be subject to repurchase or cancellation by JPMorgan Chase. In any event, the consequences of the vesting and forfeiture provisions will not be more onerous than those set forth below.

Unless (x) an Eligible Employee’s relationship with JPMorgan Chase is terminated for cause (as defined in the applicable Partnership Agreement or by JPMorgan Chase from time to time pursuant to its internal policies relating to the termination of employment of JPMorgan Chase employees generally) or (y) a former Eligible Employee becomes employed by, or a partner in, consultant to or otherwise joins any firm that the General Partner determines, in its reasonable discretion, to be competitive with any business of JPMorgan Chase, his or her vested Interest in the Partnership will not be affected in any manner. However, if the events described in clauses (x) or (y) above occur, the General Partner may deem the Eligible Employee’s entire Interest to be unvested and subject to repurchase or cancellation, as described below. In addition, if an Eligible Employee voluntarily resigns his or her employment with JPMorgan Chase or otherwise has his or her employment terminated for any other reason, any unvested Interest will similarly be subject to repurchase or cancellation, as described below.

In an investment program that does not provide for vesting provisions, an Eligible Employee’s entire Interest may be subject to repurchase or cancellation by the General Partner, as described below, upon termination of such Eligible Employee’s relationship with JPMorgan Chase.

Upon any repurchase or cancellation of a former Eligible Employee’s Interest, the General Partner will at a minimum pay to the Eligible Employee the lesser of (i) the amount actually paid by the Eligible Employee to acquire the Interest plus interest less those amounts returned to the Eligible Employee as distributions, and (ii) the fair market value, determined at the time of repurchase in good faith by the General Partner, of such Interest. If the terminated Participant financed any part of his or her acquisition of an Interest or capital commitment thereunder by borrowing from a JPMorgan Chase entity, upon such repurchase or cancellation the entire amount of the loan may come due. JPMorgan Chase shall be entitled to offset against the payment for a purchased or cancelled interest (i) any outstanding principal amount of, and unpaid interest on, any loans made by JPMorgan Chase to such Eligible Employee to acquire such Interest and (ii) the costs of repurchasing such Interest, such as legal fees and administrative expenses. In addition, if the Eligible Employee has pledged such Interest to secure any such loan, JPMorgan Chase may foreclose upon such Interest upon any failure to repay such loan when due.

The terms described above as to the vesting and forfeiture of Interests will apply equally to any Qualified Participant of an Eligible Employee under the circumstances where such Eligible Employee has triggered such provisions. The vesting and forfeiture provisions (and the events that trigger such provisions) will be fully disclosed in the offering documents.

A Partnership may permit a Participant to purchase or redeem Interests at any time and from time to time, at the discretion of the General Partner, as described in the Partnership’s Partnership Agreement and offering documents.

11

Registration of an Investment Adviser Pursuant to the Investment Advisers Act of 1940

The JPMorgan Chase entity acting as the investment adviser to a Partnership, including, if applicable, the General Partner, will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), if required under applicable law. The determination as to whether a General Partner or other investment adviser is required to register under the Advisers Act will be made by JPMorgan Chase; no relief in respect of such determination is requested herein. Applicants represent and concede that each of the Managing Employees and the General Partner is, as applicable, an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Partnerships within the meaning of Section 9 of the 1940 Act and an “officer, director, member of any advisory board, investment adviser or depositor” within the meaning of Section  36 of the 1940 Act and are subject to those sections.

Investments and Operations

Each of the Partnerships will operate as a diversified or non-diversified, closed-end investment company of the management type within the meaning of the 1940 Act; provided, that the governing documents of a Partnership may provide for periodic subscriptions and redemptions. The investment objective of each Partnership and whether it will operate as a diversified or non-diversified closed-end vehicle may vary from Partnership to Partnership, and will be set forth in the offering documents relating to the specific Partnership. Partnerships may be expected to seek capital appreciation through speculative and high-risk investments. Potential investments for the Partnerships include a wide variety of U.S. and non-U.S. assets, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial assets. Investments may be made either directly or indirectly through one or more other pooled investment vehicles (including private funds relying on Sections 3(c)(1) and 3(c)(7) of the 1940 Act)15 and registered investment companies sponsored or managed by JPMorgan Chase or by third parties.16 Pending investment of capital contributions, reinvestment of proceeds of investments and distribution of proceeds to Partners, a Partnership’s funds may be invested in short-term investments. A Partnership may borrow money for investment purposes. But see supra note 11. All Partnership investments are referred to herein collectively as “Portfolio Investments.”

[15]

No Partnership will invest in an entity relying on Section 3(c)(1) of the 1940 Act, unless the Partnership is able to rely on McKinsey & Co. Inc., SEC No-Action Letter (February 23, 1989). Applicants are not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern a Fund’s eligibility to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or such entity’s status under the 1940 Act.

[16]

In addition, one Partnership may also invest in another Partnership. For example, a Partnership established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in a Partnership established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues.

12

The General Partner of each Partnership will manage, operate and control that Partnership. However, the General Partner will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments to a JPMorgan Chase entity or to a committee (or other similar group)17 of JPMorgan Chase employees, provided that the ultimate responsibility for and control of each Partnership remain with the General Partner. The General Partner will delegate management responsibility only to entities that control, are controlled by, or are under common control with JP Morgan Chase. As described above, any JPMorgan Chase entity that is delegated the responsibility of making investment decisions for the Partnership will be registered as an investment adviser under the Advisers Act (or, in the case of a committee (or other similar group) of JPMorgan Chase employees, be reflected in the Form ADV of the applicable JPMorgan Chase entity) if required under applicable law. In addition, the General Partner of a Partnership may, in the case of certain investment programs, contribute substantial funds to the Partnerships or to entities (including JPMorgan Chase Third Party Funds) in which the Partnership will invest, in addition to the capital contributions of the Partnerships’ Participants, for Portfolio Investments.

The General Partner will provide Participants of the Partnerships access to information concerning their Partnership’s operations and results as described below under “Reports and Accounting.” A Partnership may directly engage, or the General Partner may delegate to and pay, unaffiliated third parties to provide administrative, bookkeeping, financial statement and tax accounting and other similar administrative services.

It is possible that an investment program may be structured in which a Partnership will co-invest in a portfolio company (or a pooled investment vehicle) with JPMorgan Chase or with or in an investment fund or separate account, organized primarily for the benefit of investors who are not affiliated with JPMorgan Chase,18 over which a JPMorgan Chase entity exercises investment discretion or which is sponsored by a JPMorgan Chase entity (a “JPMorgan Chase Third Party Fund”). Side-by-side investments held by a JPMorgan Chase Third Party Fund, or by a JPMorgan Chase entity in a transaction in which the JPMorgan Chase investment was made pursuant to a contractual obligation to a JPMorgan Chase Third Party Fund, will not be subject to the restrictions contained in Condition 3 in Part III – Applicants’ Conditions, below. All other side-by-side investments held by JPMorgan Chase entities will be subject to the restrictions contained in Condition 3 below.

[17]	The reference to “other similar group” is intended to capture a group of employees that may not constitute a formal committee, but may exercise similar discretion.
[18]

These unaffiliated investors include U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

13

Applicants believe that the interests of the Eligible Employees participating in a Partnership will be adequately protected even in situations where Condition 3 does not apply. In structuring a JPMorgan Chase Third Party Fund, it is common for the unaffiliated investors of such fund to require that JPMorgan Chase invest its own capital in fund investments, either through the fund or on a side-by-side basis, and that such JPMorgan Chase investments be subject to substantially the same terms as those applicable to the fund’s investments. It is important to JPMorgan Chase that the interests of the JPMorgan Chase Third Party Fund take priority over the interests of the Partnerships, and that the activities of the JPMorgan Chase Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. If Condition 3 were to apply to JPMorgan Chase’s investment in these situations, the effect of such a requirement would be to indirectly burden the JPMorgan Chase Third Party Fund with the requirements of Condition 3. In addition, the relationship of a Partnership to a JPMorgan Chase Third Party Fund, in the context of this Application, is fundamentally different from such Partnership’s relationship to JPMorgan Chase. The focus of, and the rationale for, the protections contained in this Application are to protect the Partnerships from any overreaching by JPMorgan Chase in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-a-vis the investors of a JPMorgan Chase Third Party Fund.

It is also possible that an investment program may be structured in which a Partnership will invest in an investment fund or pooled investment vehicle for which entities or persons unaffiliated with JPMorgan Chase are the sponsors or investment advisers (a “Third Party Sponsored Fund”). Any JPMorgan Chase entity’s (other than a JPMorgan Chase Third Party Fund’s) co-investment in a Third Party Sponsored Fund will be subject to the restrictions contained in Condition 3 below. The General Partner will not delegate management and investment discretion for the Partnership to the sponsor of the Third Party Sponsored Fund.

If a General Partner elects to recommend that a Partnership enter into any side-by-side investment with an unaffiliated entity (including, a Third Party Sponsored Fund), the General Partner will be permitted to engage as a sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment.

If an Unaffiliated Subadviser is entitled to receive a carried interest, it may also act as an additional General Partner of a Partnership solely in order to address certain tax issues relating to such carried interest. In all such instances, however, a JPMorgan Chase entity will also be a General Partner of the Partnership and will have exclusive responsibility for making the determinations required to be made by the General Partner under this Amended Order. No Unaffiliated Subadviser will beneficially own any outstanding securities of any Partnership.

A Partnership will not acquire any security issued by a registered investment company if immediately after such acquisition such Partnership will own more than 3% of the outstanding voting stock of the registered investment company.

Subject to the terms of the applicable Partnership Agreement, a Partnership will be permitted to enter into transactions involving (i) a JPMorgan Chase entity, (ii) a portfolio company, (iii) any Participant or person or entity affiliated with a Participant, (iv) a JPMorgan Chase Third Party Fund, or (v) any person or entity who is not affiliated with JPMorgan Chase and is a partner or other investor in a JPMorgan Chase Third Party Fund or a Third Party Sponsored Fund (a “Third Party Investor”). Such transactions may include, without limitation, the purchase or sale by the Partnership of an investment, or an interest therein, from or to any JPMorgan Chase entity or JPMorgan Chase Third Party Fund, acting as principal. With regard to such transactions, the General Partner must determine prior to entering into such transaction that the terms thereof are fair to the Participants participating in the relevant investment program and the Partnership, in addition to satisfying any requirements in the organizational document for the JPMorgan Chase Third Party Fund or the Third Party Sponsored Fund.

A JPMorgan Chase entity (including the General Partner), acting as an agent or broker, may receive placement fees, advisory fees or other compensation from a Partnership or a portfolio company in connection with the purchase or sale by the Partnership of securities (paid directly or indirectly by a JPMorgan Chase Third Party Fund or a Third Party Sponsored Fund); provided that such placement fees, advisory fees or other compensation from a Partnership can be deemed to be “usual and customary” in the manner described below.

For purposes of this Application, the JPMorgan Chase entity will be permitted to charge such fees or otherwise receive such compensation in a transaction from a Partnership, and such fees or other compensation will be deemed to be “usual and customary,” if (i) the Partnership is purchasing or selling securities (directly or indirectly) alongside other unaffiliated third parties (including JPMorgan Chase Third Party Funds or Third Party Investors) who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Partnership (directly or indirectly) are also being charged (on a pro rata basis) to the unaffiliated third parties (including JPMorgan Chase Third Party Funds or Third Party Investors), and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties (including JPMorgan Chase Third Party Funds and Third Party Investors).

14

A comparison of brokerage commissions or other remuneration charged by a JPMorgan Chase entity can readily be made to that charged by other firms for providing execution services for comparable trades of similar securities on an exchange during a comparable period of time, as required under Rule 17e-l under the 1940 Act. However, such comparisons are not as feasible or readily determinable in the context of compensation for investment banking services, such as financial advisory fees and private placement fees. Fees for investment banking services are extremely transaction specific and reflect the scope and nature of the services (and the “value added” component) furnished by the particular investment banking firm to the particular transaction. These transaction- and firm-specific factors make it inherently difficult to establish a universe of “comparables” with the compensation earned by other firms. Applicants believe that the interests of the Eligible Employees participating in a Partnership will be adequately protected because the requirement described in clause (ii) above ensures that the amount of such compensation will be determined on the basis of arm’s-length negotiations between unaffiliated parties.

In addition, a JPMorgan Chase entity (including the General Partner) may provide a full range of financial services or asset management or other services, as well as provide financing in the form of debt or equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith, from entities in which a Partnership (directly or indirectly) makes an investment, from competitors of such entities or from other unaffiliated persons or entities. Such fees or other compensation may include, without limitation, commitment fees, advisory fees, placement fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, and compensation in the form of carried interests entitling the JPMorgan Chase entity to share disproportionately in income or capital gains or similar compensation. A JPMorgan Chase entity may also engage in market-making activities with respect to the securities of entities in which a Partnership makes an investment or competitors of such entities. Employees of JPMorgan Chase may serve as officers or directors of such entities pursuant to rights held by a Partnership or JPMorgan Chase to designate such officers or directors, and receive officers’ and directors’ fees and expense reimbursement in connection with such services. Any such fees or other compensation or expense reimbursement received by JPMorgan Chase will generally not be shared with any Partnership. The Company, the General Partner, and any other person acting for or on behalf of the Partnerships shall act in the best interest of the Partnerships and their security holders.

Reports and Accounting

Each Partnership will send its Partners annual financial statements within 120 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter. The annual financial statements of each Partnership will be audited by independent certified public accountants, except under certain circumstances in the case of Partnerships formed to make a single Portfolio Investment.19 For purposes of this requirement, “audit” shall have the meaning defined in rule 1-02(d) of Regulation S-X. In addition, to enable Partners to determine the U.S. federal and state income tax consequences of their investments, as soon as practicable after the end of each tax year of a Partnership, a report will be transmitted to each Partner showing such Partner’s share of income, gains, losses, credits, deductions, and other tax items for U.S. federal income tax purposes, resulting from the Partnership’s operations during that year.

In addition, the Partnership will provide Partners with such information as may be reasonably necessary to enable each non-U.S. Partner to prepare his or her non-U.S. income tax returns, provided that the Partner has notified the General Partner of the specific information required by the jurisdiction or jurisdictions for which such Partner will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided that complying with the information request does not impose an undue or disproportionate burden on the General Partner.

[19]

In such cases, audited financial statements will be prepared for either the Partnership or the entity that is the subject of the Portfolio Investment. The latter may be appropriate where the costs of preparing audited financial statements for the Partnership, which would be borne by the Partnership (and indirectly by the Partners), would outweigh the benefits of providing such statements. If audited financial statements were prepared for the entity that is the subject of a Portfolio Investment, a Partner would be able to understand the financial condition of the Partnership by reviewing the Partnership’s unaudited financial statements along with the audited financial statements prepared for such entity. Because the audited statements for the Partnership would necessarily rely on the audited statements prepared for such entity, the additional expenses incurred to audit the Partnership’s statements would not be expected to provide a meaningful amount of additional information regarding the Partnership’s financial condition. The Applicants note that where a Partnership is formed to make a single investment, that investment will not be an entity relying on Section 3(c)(7) of the 1940 Act.

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PART II.	REQUEST FOR AMENDED ORDER

Applicable 1940 Act Provisions

Section 2(a)(13) of the 1940 Act defines “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the rules and regulations thereunder, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the 1940 Act from which the company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested, and the relationship between the company and the issuers of the securities in which it invests.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Section 6(e) of the 1940 Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations with such company, as though such company were a registered investment company.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commissions with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain persons affiliated with an investment company, acting as principal, from knowingly selling any security or other property to the investment company or knowingly purchasing a security or other property from the investment company. Among the persons precluded from dealing as principal with an investment company under Section 17(a) are: (a) any affiliated person of the investment company; and (b) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an order granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such a person, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(e) of the 1940 Act, in the absence of an order granted by the Commission, precludes any affiliated person of an investment company, or any affiliated persons of such a person, acting as agent or broker, from receiving any compensation in connection with the purchase or sale of property or securities to or from the company other than the usual and customary brokerage commissions or underwriting fees. Rule 17e-1 promulgated thereunder provides that such compensation may be deemed usual and customary if certain conditions are met, including certain actions and approvals by a majority of the directors who are not interested persons as set forth in Rule 17e-1(b). Rule 17e-1(c) provides that the board of directors of an investment company must satisfy the fund governance standards of Rule 0-1(a)(7).

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-1 promulgated under Section 17(f) imposes certain requirements when the custodian is a member of a national securities exchange. Rule 17f-2 promulgated under Section 17(f) allows an investment company to act as self-custodian, subject to certain requirements.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder. Rule 17g-l requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating

16

to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act. Paragraph (j)(3) of Rule 17g-1 provides that the board of directors of an investment company must satisfy the fund governance standards of Rule 0-1(a)(7).

Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-l also requires that every registered investment company adopt a written code of ethics and that every access person of a registered company report personal securities transactions.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for an investment company to its shareholders and the Commission. Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the 1934 Act.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the 1940 Act and the rules and regulations thereunder.

Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

Discussion

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary. On the basis of the foregoing statement of facts, the Applicants submit that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:

1. each Partnership will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the 1940 Act; all persons who will be senior officers and directors of the General Partner will be directors, officers or other employees of JPMorgan Chase and all Participants of such Partnership will be Eligible Employees and/or their Qualified Participants; each Eligible Employee will be an “accredited investor” pursuant to the income requirements set forth in Rule 501(a)(5) or (a)(6) of Regulation D, except for a maximum of 35 Non-Accredited Investors; and the fact that no sales load, advisory fee or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Partnership Agreement, if any) is payable directly or indirectly to the General Partner by such Partnership;

2. with respect to each Partnership, the substantial community of economic and other interests among JPMorgan Chase, the General Partner and the Participants of such Partnership, taking into consideration the concern of JPMorgan Chase with the morale of its personnel and the importance to JPMorgan Chase of attracting and retaining its personnel, and the absence of any public group of investors;

3. the fact that any investment program for a Partnership will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Partnership and will not be promoted to Eligible Employees by persons outside of JPMorgan Chase seeking to profit from fees for investment advice or from the distribution of securities;

4. the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Partnership considers a (i) co-investment with JPMorgan Chase, or (ii) purchase or sale to or from JPMorgan Chase; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the General Partner of such Partnership and on the part of such Partnership, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Participants of such Partnership with respect to such matters as independent accountants, the furnishing of reports to Participants of such Partnership, and in the conditions and other restrictions on such Partnership’s operations contained in this Application;

5. the fact that Eligible Employees will be professionals in investment and financial planning, including securities and insurance brokerage, investment banking, asset management, banking and cash management and trust services, or in related activities, who meet the current standard of “accredited investor” under the income requirements set forth in Rule 501(a)(5) or (a)(6) of Regulation D (except as described above) and, in the reasonable belief of the General Partner, are each equipped by experience and

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education to understand and evaluate the structure, management and plan of each Partnership as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Partnership and to understand that Interests in such Partnership are being offered without registration under the 1940 Act and the 1933 Act and the protections afforded thereby; and

6. the relief sought is similar to the relief granted by the Commission to employees’ securities companies in Project Capital 1995, LLC, Docket No. 813-164, Release Nos. IC-22650 (Apr. 30, 1997) [notice] and IC-22688 (May 28, 1997) [order]; RGIP, LLC and Ropes & Gray, Docket No. 813-160, Release Nos. IC-23053 (Mar. 2, 1998) [notice] and IC-23092 (Mar. 30, 1998) [order]; Hambrecht & Quist Employee Venture Fund, L.P., Docket No. 813-176, Release Nos. IC-23396 (Aug. 21, 1998) [notice] and IC-23438 (Sept. 16, 1998) [order]; WS Investment Company, LLC, Docket No. 813-252, Release Nos. IC-25173 (Sept. 25, 2001) [notice] and IC-25146 (Aug. 29, 2001) [order]; Greenwich Street Employees Fund, L.P., et al., Docket No. 813-202, Release Nos. IC-25324 (Dec. 21, 2001) [notice] and IC-25367 (Jan. 16, 2002) [order]; GDC Partners Fund, LLC, Docket No. 813-240, Release Nos. IC-25768 (Oct. 15, 2002) [notice] and IC-25801 (Nov. 12, 2002) [order]; GC&H Investments, LLC, Docket No. 813-272, Release Nos. IC-25799 (Nov. 8, 2002) [notice] and IC-25843 (Dec. 4, 2002) [order]; Opal Private Equity Fund, LP and Schottenstein, Zox & Dunn Co., L.P.A., Docket No. 813-356, Release Nos. IC-27612 (Dec. 27, 2006) [notice] and IC-27675 (Jan. 23, 2007) [order]; and Raymond James Employee Investment Fund I, L.P., Raymond James Employee Investment Fund II, L.P., RJEIF, Inc. and Raymond James Financial, Inc., Docket No. 813-326, Release Nos. IC-28012 (Oct. 11, 2007) [notice] and IC-28043 (Nov. 6, 2007) [order].

WHEREFORE, the Applicants respectfully request that the Commission enter an Amended Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Applicants and any Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Section 9, certain provisions of Sections 17 and 30, Sections 36 through 53, and the rules and regulations thereunder (“Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations thereunder, Rule 38a-1 under the 1940 Act, the Applicants request a limited exemption as set forth in this Application.

Section 17(a) - The Applicants request an exemption from Section 17(a) of the 1940 Act to the extent necessary to (a) permit a JPMorgan Chase entity or a JPMorgan Chase Third Party Fund, acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership; (b) permit any Partnership to invest in or engage in any transaction with any JPMorgan Chase entity or JPMorgan Chase Third Party Fund, acting as principal, (i) in which such Partnership, any company controlled by such Partnership or any JPMorgan Chase entity or JPMorgan Chase Third Party Fund has invested or will invest, or (ii) with which such Partnership, any company controlled by such Partnership or any JPMorgan Chase entity or JPMorgan Chase Third Party Fund is or will become otherwise affiliated; and (c) permit any Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Partnership or any company controlled by the Partnership. The transactions to which any Partnership is a party will be effected only after a determination by the General Partner that the requirements of Condition l below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Partnership Agreement.

The principal reason for the requested exemption is to ensure that each Partnership will be able to invest in companies, properties, or vehicles in which JPMorgan Chase, or its employees, officers, directors or Consultants, may make or have already made an investment.

The relief is also requested to permit each Partnership the flexibility to deal with its Portfolio Investments in the manner the General Partner deems most advantageous to all Participants in the Partnership, or as required by JPMorgan Chase or the Partnership’s other co-investors, including without limitation borrowing funds from a JPMorgan Chase entity, restructuring its investments, having its investments redeemed, tendering such Partnership’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, Section 17(a) may restrict a Partnership in its ability to negotiate such favorable terms. Indeed, without the requested relief the General Partner may be unable to achieve the best possible returns for such Partnership or to effectuate the investment program contemplated by JPMorgan Chase, such Partnership and its Participants. The requested exemption is also sought to ensure that each Partnership or any company controlled by such Partnership will have the ability to buy and sell securities in underwritten offerings in which a JPMorgan Chase entity participates.

Furthermore, the requested exemption is sought to ensure that a JPMorgan Chase Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership’s participation in an investment opportunity. Without this exemption, a JPMorgan Chase Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership’s portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.

An exemption from Section 17(a) is consistent with the policy of each Partnership and the protection of investors and is necessary to promote the basic purpose of such Partnership, as more fully discussed with respect to Section 17(d) below. The Participants in each Partnership will be fully informed of the possible extent of such Partnership’s dealings with JPMorgan Chase, and, as successful professionals employed in investment and financial planning, including securities and insurance brokerage, investment banking, asset management, banking and cash management and trust services, or in administrative, financial, accounting,

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legal or operational activities related thereto, will be able to understand and evaluate the attendant risks. The community of interest among the Participants in each Partnership, on the one hand, and JPMorgan Chase, on the other hand, is the best insurance against any risk of abuse. Applicants acknowledge that the requested relief will not extend to any transactions between a Partnership and an Unaffiliated Subadviser or an affiliated person of the Unaffiliated Subadviser, or between a Partnership and any person who is not an employee, officer or director of JPMorgan Chase or is an entity outside of JPMorgan Chase and is an affiliated person of the Partnership as defined in Section 2(a)(3)(E) of the Act (“Advisory Person”) or any affiliated person of such person.

The considerations described above will protect each Partnership and will limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicants agree to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, the Applicants, on behalf of the Partnerships, acknowledge that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require a Commission order.

Section 17(d) and Rule 17d-1 - The Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to permit affiliated persons of each Partnership (including without limitation the General Partner, JPMorgan Chase, Affiliates of JPMorgan Chase and a JPMorgan Chase Third Party Fund), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Partnership or a company controlled by such Partnership is a participant. The exemption requested would permit, among other things, co-investments by each Partnership and by individual members or employees, officers, directors, or Consultants of JPMorgan Chase making their own individual investment decisions apart from JPMorgan Chase. Applicants acknowledge that the requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person or an affiliated person of either has an interest.

Compliance with Section 17(d) would prevent each Partnership from achieving a principal purpose, which is to provide a vehicle for Eligible Employees to co-invest with JPMorgan Chase or, to the extent permitted by the terms of the applicable Partnership Agreement, with other employees, officers, directors, or Consultants or JPMorgan Chase entities, including, or with, a JPMorgan Chase Third Party Fund. Because of the number and sophistication of the potential Participants in a Partnership and persons affiliated with such Participants, compliance with Section 17(d) would cause such Partnership to forego investment opportunities simply because a Participant in such Partnership or other affiliated person of such Partnership (or any affiliate of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Partnership because of its affiliation with JPMorgan Chase’s large capital resources and its experience in structuring complex transactions. In addition, attractive investment opportunities of the types considered by a Partnership often require each participant in the transaction to make available funds in an amount that may be substantially greater than those that may be available to such Partnership alone. As a result, the only way in which a Partnership may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates.

In this regard, it should be noted that each Partnership will primarily be organized for the benefit of the employee Participants, as an incentive for them to remain with JPMorgan Chase and for the generation and maintenance of goodwill. The Applicants believe that, if co-investments with JPMorgan Chase are prohibited, the appeal of a Partnership for Eligible Employees would be significantly diminished. Eligible Employees have indicated a desire to participate in such co-investment opportunities because they believe that (a) the resources of JPMorgan Chase enable it to analyze investment opportunities to an extent that Eligible Employees would have neither the time nor resources to duplicate, (b) investments made by JPMorgan Chase will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Furthermore, the requested relief is sought to ensure that a JPMorgan Chase Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership’s participation in an investment opportunity. Without this exemption, a JPMorgan Chase Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership’s portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.

The flexibility to structure co-investments and joint investments in the manner described above will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by JPMorgan Chase, on the one hand, and a Partnership on the other, might lead to less advantageous treatment of such Partnership, is mitigated by the fact that (a) JPMorgan Chase, in addition to its stake through the General Partner and its co-investment, if any, will be acutely concerned with its relationship with the personnel who invest in such Partnership, and (b) senior officers, directors and key employees of JPMorgan Chase entities will be investing in such Partnership.

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In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Partnership. Given the criteria for Eligible Employees and the conditions with which the Partnerships have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

The Applicants specifically acknowledge that the General Partner in managing a Partnership is subject to Sections 9, 36 and 37 of the 1940 Act, and the General Partner will, at all times, comply with the requirements of such Sections of the 1940 Act. The requirements of such Sections are specifically incorporated by reference in this Application.

The considerations described above will protect each Partnership and will limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicants, on behalf of the Partnerships, acknowledge that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which an order has not been requested, would require specific approval by the Commission.

Section 17(e) and Rule 17e-1 - Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicants request an exemption from Section 17(e) to the extent necessary to permit a JPMorgan Chase entity (including the General Partner), acting as an agent or broker, to receive placement fees, advisory fees or other compensation from a Partnership (directly or indirectly) in connection with the purchase or sale by the Partnership of securities; provided that such placement fees, advisory fees or other compensation can be deemed to be “usual and customary” in the manner described below.

For purposes of this Application, the JPMorgan Chase entity will be permitted to charge such fees or to otherwise receive such compensation in a transaction from a Partnership, and such fees or other compensation will be deemed to be “usual and customary,” if (i) the Partnership is purchasing or selling securities (directly or indirectly) alongside other unaffiliated third parties (including JPMorgan Chase Third Party Funds or Third Party Investors) who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Partnership (directly or indirectly) are also being charged (on a pro rata basis) to the unaffiliated third parties (including JPMorgan Chase Third Party Funds or Third Party Investors), and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties (including JPMorgan Chase Third Party Funds or Third Party Investors).

Compliance with Section 17(e) would prevent a Partnership from participating in a transaction in which JPMorgan Chase, for other business reasons, does not wish it to appear as if the Partnership is being treated in a more favorable manner (by being charged lower fees) than unaffiliated third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Partnership to a JPMorgan Chase entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater an interest as the Partnership in the transaction as a whole.

The Applicants also request an exemption from Rule 17e-1(c) to the extent necessary to permit each Partnership to comply with Rule 17e-1 without the necessity of having a majority of the directors of the Partnership be “disinterested directors” as set forth in Rule 17e-1(c). A Partnership will not have directors; that role will be filled by the board (or a similar body) of the General Partner. Since all the directors (or members of a similar body) of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-1.

Similarly, the Applicants request an exemption from Rule 17e-1 to the extent necessary to permit each Partnership to comply with Rule 17e-l without the necessity of having a majority of the directors of the General Partner who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17e-l (b). Since all the directors of the General Partner will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-l (b). Specifically, each Partnership will comply with Rule 17e-1 by having a majority of the directors (or members of a comparable body) of the General Partner of the Partnership take such actions and make such approvals as are set forth in Rule 17e-1. Each Partnership will otherwise comply with all other requirements of Rule 17e-1.

Section 17(f) - The Applicants request an exemption from Section 17(f) and Rule 17f-1 to the extent necessary to permit a JPMorgan Chase entity to act as custodian without a written contract. Because there will be such a close association between each Partnership and JPMorgan Chase, requiring a detailed written contract would expose such Partnership to unnecessary burden and expense. Furthermore, any securities owned by a Partnership held by a JPMorgan Chase entity required to have a broker’s blanket bond will have the protection of fidelity bonds. Thus, it does not appear that any written contract is necessary. In addition, an exemption is requested from the terms of Rule 17f-1(b)(4), as the Applicants do not believe the expense of retaining an independent accountant to conduct periodic verifications is warranted given the community of interest of all the parties involved and the existing requirement for an independent annual audit. Except as set forth above, each Partnership will otherwise comply with the provisions of Rule 17f-1.

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Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicants request relief from Section 17(f) of the 1940 Act and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2: (a) a Partnership’s investments may be kept in the locked files of the General Partner (or a JPMorgan Chase entity) for purposes of paragraph (b) of this rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the General Partner (or a JPMorgan Chase entity) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership (or a JPMorgan Chase entity) will be deemed to be officers of the Partnership and (iii) the General Partner of a Partnership (or a JPMorgan Chase entity) or its board of directors will be deemed to be the board of directors of the Partnership; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner (or a JPMorgan Chase entity), each of whom shall have sufficient knowledge, sophistication and experience in business matters to perform such examination. With respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicants assert that, for such a Partnership, these instruments are most suitable kept in the files of the General Partner (or a JPMorgan Chase entity), where they can be referred to as necessary. Applicants will comply with all other provisions of Rule 17f-2.

Section 17(g) and Rule 17g-1 - The Applicants request exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Partnerships who are not “interested persons” of the respective Partnerships (as defined in the 1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the General Partner, regardless of whether it is deemed to be an interested person of the Partnerships. Because the General Partner will be the investment adviser to each Partnership, the General Partner will be an “interested person” of the Partnerships. The Applicants submit that relieving it and the Partnerships from the requirement under Rule 17g-l that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a General Partner who is not an “interested person.” The Partnerships will comply with all other requirements of Rule 17g-1, except that the Applicants request an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-l relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of paragraph (j)(3) of Rule 17g-1 that the Partnerships comply with the fund governance standards defined in Rule 0-1(a)(7).

The Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Partnerships. The General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such material will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicants submit that no purpose would be served in complying with the requirements of the Rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company a Partnership will not have public investors. Exempting the Partnerships from these provisions does not diminish investor protections, as Eligible Employees will still receive the protections offered by the Partnerships’ compliance with the other provisions of Rule 17g-1. Moreover, the Partnerships will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-l.

In addition, the Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Partnerships will not have boards of directors. The General Partner of the Partnerships is the functional equivalent of the board of directors of an investment company. As stated above, the General Partner appoints the person responsible for maintaining and has access to all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the General Partner regarding this information.

For the same reasons, the Applicants believe that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Partnerships. As discussed above, the Partnerships will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Partnerships. Moreover, in light of the purpose of the Partnerships and the community of interest among the Partnerships and between the Partnerships and the General Partner, the Applicants believe that little purpose would be served by this requirement even if it were feasible.

Section 17(j) and Rule 17j-1 - Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of the Rule. Under Rule I7j-1, the investment company’s access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the Code.

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The Applicants request an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary. Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Participants in such Partnership by virtue of their common association with JPMorgan Chase; the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply; the concern of JPMorgan Chase that personnel who participate in such Partnership actually receive the benefits they expect to receive when investing in such Partnership; and the fact that the investments of such Partnership will be investments that usually would not be available to the Participants in such Partnership, including those Participants who would be deemed access persons, as individual investors. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b). The relief requested will extend only to entities within JPMorgan Chase and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

Sections 30(a), (b) and (e) - Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Partnership and would entail administrative and legal costs that outweigh any benefit to the Participants in such Partnership. Also, due to the size, public presence and reputation of JPMorgan Chase, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in these reports will be furnished to the Participants in a Partnership, the only class of people truly interested in such material. In view of the community of interest among all parties affiliated with a Partnership and the fact that Interests in such Partnerships are not available to the public, but rather to a specific group of people only, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to ensure orderly markets and equality of information among the public) is not relevant to such Partnerships or their operations. Consequently, the Applicants request that the exemptive relief be granted. Each Partnership would report annually to its Participants in the manner described herein.

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Partnership to report annually to the Participants in such Partnerships in the manner referenced above. A Partnership may actively trade portfolio securities and/or may hold a relatively small number of privately placed investments over long periods of time. Such investments require sophisticated and complex valuations. In view of the foregoing, and in light of the lack of trading or public market for the Interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.

Section 30(h) - Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act. As a result, the General Partner of each Partnership and others who may be deemed members of an advisory board or an investment adviser (and affiliated persons thereof) of such Partnership may be required to file Forms 3, 4 and 5 with respect to their ownership of Interests in such Partnership, even though no trading market for the Interests would exist and transferability of such Interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the General Partner of each Partnership, directors and officers of the General Partner and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Partnership from filing Forms 3, 4 and 5 with respect to their ownership of Interests in such Partnership under Section 16 of the 1934 Act.

Rule 38a-1 - Rule 38a-l requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities law and to appoint a chief compliance officer. Each Partnership will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors (or similar body) of the General Partner will fulfill the responsibilities assigned to the Partnership’s board of directors under the Rule; (ii) since the board of directors of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained; and (iii) since the board of directors of the General Partner does not have any disinterested directors, the Partnerships will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors of the General Partner as constituted.

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PART III.	APPLICANTS’ CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1. Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 to which a Partnership is a party (the “Section 17 Transactions”) will be effected only if the General Partner determines that:

(a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Participants of the participating Partnership and do not involve overreaching of such Partnership or its Participants on the part of any person concerned; and

(b) the Section 17 Transaction is consistent with the interests of the Participants of the participating Partnership, such Partnership’s organizational documents and such Partnership’s reports to its Participants.

In addition, the General Partner will record and will preserve a description of all Section 17 Transactions, the General Partner’s findings and the information or materials upon which the General Partner’s findings are based and the basis for the findings. All such records will be maintained for the life of the Partnership and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2. The General Partner will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Partnership, or any affiliated person of such a person, promoter or principal underwriter.

3. The General Partner will not make on behalf of a Partnership any investment in which a Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which such Partnership and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives such General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the participating Partnership holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to any Partnership means any person who is: (a) an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of such Partnership (other than a JPMorgan Chase Third Party Fund); (b) a JPMorgan Chase entity; (c) an officer, director or partner of a JPMorgan Chase entity; or (d) an entity (other than a JPMorgan Chase Third Party Fund) in which the General Partner acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which such Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of such Co-Investor, including step and adoptive relationships, or to a trust or other investment vehicle established for any such immediate family member; or (c) when the investment is comprised of securities that are (i) listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (ii) NMS stocks pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(b) of Regulation NMS thereunder; (iii) government securities as defined in Section 2(a)(16) of the 1940 Act; or (iv) listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4. Each Partnership and its General Partner will maintain and preserve, for the life of such Partnership and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants in such Partnership, and each annual report of such Partnership required to be sent to such Participants, and agree that all such records will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5. The General Partner of each Partnership will send to each Participant in that Partnership, at any time during the fiscal year then ended, Partnership financial statements audited by such Partnership’s independent accountants, except in the case of a Partnership formed to make a single Portfolio Investment. In such cases, the Partnership may send unaudited financial statements, but each Participant will receive financial statements of the single Portfolio Investment audited by such entity’s independent accountants. At the end of each fiscal year, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership. In addition, within 120 days after the end of each fiscal year of each Partnership or as soon as practicable thereafter, the General Partner will send a report to each person who was a Participant at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

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6. If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of JPMorgan Chase (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Partnership’s determination of whether or not to effect the purchase or sale.

PART IV.	CONCLUSION

For the foregoing reasons, Applicants request an order under Sections 6(b) and 6(e) of the 1940 Act amending the Existing Orders and the BSC Order and exempting Applicants and any Partnerships from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under those sections of the 1940 Act. With respect to Sections 17 and 30 of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Partnership is an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

Pursuant to Rule 0-2 of the rules and regulations under the 1940 Act, attached as Exhibit A is a form of proposed notice for the order of exemption requested by this Application. The resolutions required by Rule 0-2(c)(1) under the 1940 Act for the Applicants were attached as Exhibit B to Amendment No. 1 to the Application filed with the Commission on May 30, 2008 and such resolutions remain in effect.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Application have been complied with and that the undersigned, who have signed and filed this Application on behalf of the Applicants, are fully authorized to do so.

Dated: May 10, 2013

[Signature Pages Follow]

24

JPMORGAN CHASE & CO.

By:	/s/ Anthony J. Horan
	Name:	Anthony J. Horan
	Title:	Secretary and Senior Vice President

CHASE CO-INVEST JUNE 2000 PARTNERS, L.P

By: JPMP Capital Corp., as general partner

	By:	/s/ Ana Capella Gomez-Acebo
	Name:	Ana Capella Gomez-Acebo
	Title:	Managing Director

CHASE CO-INVEST MARCH 2000 PARTNERS, L.P.

By: JPMP Capital Corp., as general partner

	By:	/s/ Ana Capella Gomez-Acebo
	Name:	Ana Capella Gomez-Acebo
	Title:	Managing Director

J.P.MORGAN CHASE CO-INVEST PARTNERS 2001 A-2, L.P.

By: JPMP Capital Corp., as general partner

	By:	/s/ Ana Capella Gomez-Acebo
	Name:	Ana Capella Gomez-Acebo
	Title:	Managing Director

J.P.MORGAN CHASE CO-INVEST PARTNERS 2001 B-2, L.P.

By: JPMP Capital Corp., as general partner

	By:	/s/ Ana Capella Gomez-Acebo
	Name:	Ana Capella Gomez-Acebo
	Title:	Managing Director

J.P.MORGAN CHASE CO-INVEST PARTNERS 2002, L.P.

By: JPMP Capital Corp., as general partner

	By:	/s/ Ana Capella Gomez-Acebo
	Name:	Ana Capella Gomez-Acebo
	Title:	Managing Director

J.P.MORGAN CHASE CO-INVEST PARTNERS 2003, L.P.

By: JPMP Capital Corp., as general partner

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

J.P.MORGAN CHASE CO-INVEST PARTNERS 2004, L.P.

By: JPMP Capital Corp., as general partner

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

SIXTY WALL STREET FUND, L.P.

By: Sixty Wall Street Management Company, L.P., as general partner By: Sixty Wall Street Management Company, LLC, as general partner

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

522 FIFTH AVENUE FUND, L.P.

By: 522 Fifth Avenue Corporation, as general partner

By:	/s/ Julian Shles
Name:	Julian Shles
Title:	Managing Director and Treasurer

OEP II CO-INVESTORS, L.P.

By: OEP Co-Investors Management II, Ltd., as general partner

By:	/s/ Judah A. Shechter
Name:	Judah A. Shechter
Title:	Managing Director

OEP III CO-INVESTORS, L.P.

By: OEP Co-Investors Management III, Ltd., as general partner

By:	/s/ Judah A. Shechter
Name:	Judah A. Shechter
Title:	Managing Director

THE BSC EMPLOYEE FUND, L.P.

By: BSCGP Inc., as general partner

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

THE BSC EMPLOYEE FUND II, L.P.

By: BSCGP Inc., as general partner

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

THE BSC EMPLOYEE FUND III, L.P.

By: Bear Stearns Asset Management Inc., as general partner

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

THE BSC EMPLOYEE FUND IV, L.P.

By: Constellation Ventures Management II LLC, as general partner

By: The Bear Stearns Companies LLC, Member

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

and

By: Bear Stearns Asset Management Inc., as general partner

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

THE BSC EMPLOYEE FUND V, L.P.

By: Bear Stearns Asset Management Inc., as general partner

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

THE BSC EMPLOYEE FUND VI, L.P.

By: Constellation Ventures Management II LLC, as general partner

By: The Bear Stearns Companies LLC, Member

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

and

By: Bear Stearns Asset Management Inc., as general partner

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

THE BSC EMPLOYEE FUND VII, L.P.

By: Bear Stearns Asset Management Inc., as general partner

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

THE BSC EMPLOYEE FUND VIII (CAYMAN), L.P.

By: Bear Stearns Asset Management Inc., as general partner

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

BEAR STEARNS HEALTH INNOVENTURES EMPLOYEE FUND, L.P.

By: Bear Stearns Health Innoventures Management, L.L.C., as general partner

By: Bear Stearns Asset Management Inc., as managing member

By:	/s/ Todd B. Hesse
Name:	Todd B. Hesse
Title:	Managing Director

HAMBRECHT & QUIST EMPLOYEE VENTURE FUND, L.P.

By: J.P.Morgan Partners, LLC, as general partner

By:	/s/ Ana Capella Gomez-Acebo
Name:	Ana Capella Gomez-Acebo
Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of JPMorgan Chase & Co., that the undersigned is an officer of JPMorgan Chase & Co. with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Anthony J. Horan
Name:	Anthony J. Horan
Title:	Secretary and Senior Vice President

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of Chase Co-Invest June 2000 Partners L.P., that the undersigned is an officer of JPMP Capital Corp., the general partner of Chase Co-Invest June 2000 Partners L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of Chase Co-Invest March 2000 Partners L.P., that the undersigned is an officer of JPMP Capital Corp., the general partner of Chase Co-Invest March 2000 Partners L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of J.P.Morgan Chase Co-Invest Partners 2001 A-2, L.P., that the undersigned is an officer of JPMP Capital Corp., the general partner of J.P.Morgan Chase Co-Invest Partners 2001 A-2, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of J.P.Morgan Chase Co-Invest Partners 2001 B-2, L.P., that the undersigned is an officer of JPMP Capital Corp., the general partner of J.P.Morgan Chase Co-Invest Partners 2001 B-2, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of J.P.Morgan Chase Co-Invest Partners 2002, L.P., that the undersigned is an officer of JPMP Capital Corp., the general partner of J.P.Morgan Chase Co-Invest Partners 2002, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of J.P.Morgan Chase Co-Invest Partners 2003, L.P., that the undersigned is an officer of JPMP Capital Corp., the general partner of J.P.Morgan Chase Co-Invest Partners 2003, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of J.P.Morgan Chase Co-Invest Partners 2004, L.P., that the undersigned is an officer of JPMP Capital Corp., the general partner of J.P.Morgan Chase Co-Invest Partners 2004, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of Sixty Wall Street Fund, L.P., that the undersigned is an officer of officer of Sixty Wall Street Management Company, LLC, the general partner of Sixty Wall Street Management Company, L.P., the general partner of Sixty Wall Street Fund, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of 522 Fifth Avenue Fund, L.P., that the undersigned is an officer of 522 Fifth Avenue Corporation, the general partner of 522 Fifth Avenue Fund, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Julian Shles
	Name:	Julian Shles
	Title:	Managing Director and Treasurer

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of OEP II Co-Investors, L.P., that the undersigned is an officer of OEP Co-Investors Management II, Ltd. , the general partner of OEP II Co-Investors, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Judah A. Shechter
	Name:	Judah A. Shechter
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of OEP III Co-Investors, L.P., that the undersigned is an officer of OEP Co-Investors Management III, Ltd. , the general partner of OEP III Co-Investors, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Judah A. Shechter
	Name:	Judah A. Shechter
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund, L.P., that the undersigned is an officer of BSCGP Inc., the general partner of The BSC Employee Fund, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund II, L.P., that the undersigned is an officer of BSCGP Inc., the general partner of The BSC Employee Fund II, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund III, L.P., that the undersigned is an officer of Bear Stearns Asset Management Inc., the general partner of The BSC Employee Fund III, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund IV, L.P., that the undersigned is an officer of Bear Stearns Asset Management Inc., a general partner of The BSC Employee Fund IV, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund IV, L.P., that the undersigned is an officer of The Bear Stearns Companies LLC, a member of Constellation Ventures Management II LLC, a general partner of The BSC Employee Fund IV, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund V, L.P., that the undersigned is an officer of Bear Stearns Asset Management Inc., the general partner of The BSC Employee Fund V, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund VI, L.P., that the undersigned is an officer of The Bear Stearns Companies LLC, a member of Constellation Ventures Management II LLC, a general partner of The BSC Employee Fund VI, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund VI, L.P., that the undersigned is an officer of Bear Stearns Asset Management Inc., a general partner of The BSC Employee Fund VI, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund VII, L.P., that the undersigned is an officer of Bear Stearns Asset Management Inc., the general partner of The BSC Employee Fund VII, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of The BSC Employee Fund VIII (Cayman), L.P., that the undersigned is an officer of Bear Stearns Asset Management Inc., the general partner of The BSC Employee Fund VIII (Cayman), L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of Bear Stearns Health Innoventures Employee Fund, L.P., that the undersigned is an officer of Bear Stearns Asset Management Inc., managing member of Bear Stearns Health Innoventures Management, L.L.C., the general partner of Bear Stearns Health Innoventures Employee Fund, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Todd B. Hesse
	Name:	Todd B. Hesse
	Title:	Managing Director

The undersigned states that the undersigned has duly executed the attached Application for an amended order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 on behalf of Hambrecht & Quist Employee Venture Fund, L.P., that the undersigned is an officer of J.P.Morgan Partners, L.L.C., the general partner of Hambrecht & Quist Employee Venture Fund, L.P., with the title set forth below, and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that the undersigned is familiar with such instrument, and that the contents thereof, and the facts therein set forth are true to the best of the undersigned’s knowledge, information and belief.

By:	/s/ Ana Capella Gomez - Acebo
	Name:	Ana Capella Gomez - Acebo
	Title:	Managing Director

29